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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________
                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 13)
                               __________________
                               COMSAT CORPORATION
                           (Name of Subject Company)

                                  REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)

                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   20564D107
                     (CUSIP Number of Class of Securities)

                             STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 897-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                 SUITE 500 WEST
                          WASHINGTON, D.C.  20004-1109
                                 (202) 383-5300

                           CALCULATION OF FILING FEE

Transaction Valuation(1):  $1,169,509,386   Amount of Filing Fee:  $233,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par
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     value (the "Shares"), of COMSAT Corporation (the "Company") at a price per
     Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $233,901   Filing Parties:  Regulus, LLC and
                                                    Lockheed Martin Corporation

Form or registration no.:  Schedule 14D-1     Date Filed: September 25, 1998

                        (Continued on following page(s))

                              (Page 2 of 6 pages)
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  This Amendment No. 13 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

  The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 10:  ADDITIONAL INFORMATION

  Item 10(b)-(c) is hereby amended and supplemented by the addition of the following paragraphs thereto:

          Parent has previously disclosed that it had negotiated terms with the Antitrust Division of the Department of Justice (the "Antitrust Division") which could form the basis of a consent order that would resolve concerns raised by the staff of the Antitrust Division in the HSR Act antitrust review process as to Parent's simultaneous ownership of shares of Loral Space & Communications Ltd. ("Loral Space") and, following the consummation of the tender offer, the Company. As the proposed consent order contemplated the divestiture of Parent's equity holdings of Loral Space, Parent also disclosed that its willingness to enter into a consent order reflecting the terms negotiated was conditioned upon Parent's reaching certain agreements with Loral Space that would offer Parent assurances satisfactory to it that it could accomplish the divestiture in accordance with the terms and conditions and within the time periods contemplated by the proposed consent order. Parent has been unable to obtain these assurances.

          In addition, Parent and the Company have previously disclosed that, in response to their filings with the Antitrust Division of the notices required by the HSR Act, each had received from the Antitrust Division a request for additional information. The receipt of such requests extends the HSR Act waiting period (prior to which the companies may not complete the Offer or the Merger without violating the antitrust laws) until the 20th calendar day after each company substantially complies with the request directed to it. Also disclosed was that Parent and the Company had each provided data to the Antitrust Division responsive to the requests for additional information but that neither had supplied all of the information requested. In view of the status of Parent's discussions with Loral Space, Parent and the Company determined to provide the Antitrust Division with the remaining materials responsive to the requests for additional information.

                              (Page 3 of 6 pages)
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          Each company supplied the additional materials and on, August 27,
     1999, each certified that it was in substantial compliance with the request directed to it. In conjunction with the production by Parent and the Company of the additional information and the certifications of substantial compliance, the staff of the Antitrust Division has requested depositions of representatives of Parent and the Company. Substantial compliance with the Antitrust Division's requests for information starts the running of a 20 calendar day waiting period which the companies anticipate will expire at midnight, New York City Time on September 16, 1999. The Antitrust Division has the authority to terminate this waiting period early. If prior to the expiration of the waiting period the Antitrust Division does not challenge compliance by either or both companies with the Antitrust Division's requests for information, the waiting period will expire. In addition, the Antitrust Division has the authority to bring an action alleging that the proposed transactions would be likely to lessen competition in violation of the antitrust laws. The expiration or termination of the waiting period is one of the conditions to the Offer.

          Neither Parent nor the Company knows whether the Antitrust Division will terminate the waiting period early, will allow the period to expire or will challenge compliance by either or both companies with the Antitrust Division's requests for information, or will elect to bring an action challenging the transactions as violating the antitrust laws before the expiration of the waiting period.

                              (Page 4 of 6 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 3, 1999



                                    REGULUS, LLC



                                    By:  /s/ Marian S. Block
                                        --------------------------------------
                                    Name: Marian S. Block
                                    Title: Vice President

                              (Page 5 of 6 pages)
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                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 3, 1999



                                    LOCKHEED MARTIN CORPORATION



                                    By:  /s/  Marian S. Block
                                       ---------------------------------------
                                    Name:  Marian S. Block
                                    Title:   Assistant Secretary

                              (Page 6 of 6 pages)